1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

June 28, 2019

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Corporate & Income Opportunity Fund

Files Nos. 333-231165 and 811-21238

Dear Ms. Dubey:

This letter is in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone on June 17, 2019 regarding the registration statement on Form N-2 (the “Registration Statement”) relating to common shares of beneficial interest of PIMCO Corporate & Income Opportunity Fund (the “Fund”) to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, which was filed with the SEC on May 2, 2019 (the “Initial Filing”). The below response will be reflected in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement. The Fund previously responded to comments received from the Staff on the Initial Filing in a letter dated June 14, 2019.

The following sets forth the Staff’s comment and the Fund’s response thereto.

Comment 1: Please reduce the length of the disclosure in the “Principal Risks of the Fund” section of the prospectus summary so that it more closely conforms with traditional notions of “summary”.

Response: The Fund has reviewed the disclosure in the section and reduced the length of the disclosure in response to this comment.

*****

We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Anu Dubey June 28, 2019 Page 2

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Wu-Kwan Kit, Pacific Investment Management Company LLC

Nathan Briggs, Ropes & Gray LLP

Stephen Ferrara, Dechert LLP